
Forbes
FEATURED COMPANY
Citizens
NOTABLE INVESTORS
$37M
Lifetime Sales
Randi Zuckerberg
Facebook, Hug

INVEST IN **CITIZENS COFFEE**

$0 to $37M revenue; one of the fastest growing specialty Cafe & CPG brands winning the U.S market

invest-in-citizens.com/in-store

New York, NY

Notable Angel | Food & Beverage | Retail | Brick & Mortar | Restaurant

Highlights

Notable Angel

Raised $25k or more from a

$1M+ Revenue

Earned over the last 12 months

notable angel investor

1. Lifetime revenues of $37M+

2. Per-store sales higher than Starbucks

3. Backed by notable angel investors including Randi Zuckerberg.

4. $4.9M in 2024 revenue.

5. Best in class team with decades of experience with high growth brands

6. Featured in Forbes, Vogue. Rated by Eater as a top brunch spot in NYC, #1 brunch in Houston.

7. Previously over-subscribed a $1.5M community round.

8. Locations across New York, Houston and Austin. Pipeline of 40 locations nationwide

Featured Investors



Randi Zuckerberg in Follow

Randi Zuckerberg is a tech media entrepreneur, investor, and bestselling author, best known for her early work at Facebook and as the founder of Zuckerberg Media. She focuses on supporting startups at the intersection of technology and creativity, with a

"My family and I go to Citizens all the time! I'm really proud to be an advisor and I can't wait to see where they take Citizens!"



Ozgur Guneri in
Syndicate Lead

Follow

Invested $200,000

"My journey with Citizens began at their Montrose location in Houston, where the warm atmosphere, exceptional staff, and delicious food immediately stood out to me. This experience led me to meet the founders, and I was impressed by how their diverse backgrounds and analytical approach shape their vision. They are thoughtful and strategic, ensuring that every decision aligns with their commitment to quality and community. What excites me even more is their continuous growth and expansion, from opening new locations to bringing in talented new team members who share their vision. This careful, considered approach to growth is a key factor in their success, and I'm proud to be part of their journey. I look forward to seeing what the future holds for Citizens!"

Other investors include Sean Davis

Our Team



Justin Giuffrida Co-founder & CEO

Justin has been featured in Forbes, Gothamist and Vogue on the success & growth of Citizens. The



company itself has also been featured in The New York Times.



Andrew Geisel Co-founder & VP of Growth

Andrew graduated from Griffith University; Australias leading design university; Using his architecture skill set, he leads development to build best in class real estate pipelines across the US market.

Bringing Australian cafes to America

What is the concept?

Citizens is an Australian breakfast restaurant on a mission to become the top breakfast brand in the country; offering chef-driven breakfast menus, specialty roasted coffee, and craft cocktails. Breakfast is now the fastest-growing segment in the U.S. restaurant industry and with current locations in NY and Texas, and a CPG channel distributing coffee pods, beans, and K-Cups into grocery stores, homes and offices.


America deserves a better breakfast...
• 63% of Americans are looking for healthier breakfast


Specialty Coffee Market set to double to $51.4B by 2030
Citizens
BREAKFAST - COFFEE - COCKTAILS
So we made it.

Our brand pillars


BREAKFAST
COFFEE
COCKTAILS
RETAIL



#1
TOP RATED BRUNCH IN HOUSTON

EATER
"THE BEST BRUNCH SPOTS IN NYC"

#1
MOST REVIEWED AUS BREAKFAST IN NYC


home
for the



Our Vision - Pathway to Citizens At Scale

After years of developing and refining our model, tweaking our menu and optimizing our operations, we're beginning our journey of scale with a focus on expanding in the NY and TX markets.

In 2024 we opened our Houston location; our first store launch outside of NYC. The response to this has been amazing, hitting an annual run rate of over $2 million. Off the back of this success, we now look to both expand our Houston market, as well as deepen our foothold into Texas with launches into the Austin & Dallas market.


GROWTH & USE OF FUNDS
EXPANSION CAPITAL TO SCALE STORES NATION WIDE
SCALE CPG SALES NATION WIDE
LAUNCH INTERNATIONAL LICENSING DEALS IN EUROPE & ASIA
TARGET GROWTH PLAN
STORE COUNT
40
30
20
10
$4.9M
$5M
$12M* (*estimate)
$20M* (*estimate)
$30M* (*estimate)
$55M* (*estimate)
$90M* (*estimate)


0
2023
2024
2025
2026
2027
2028
2029
YEAR
FINANCING:
2024: SERIES-A $3M
2028: SERIES-B $8M
NEW MARKETS:
AUSTIN
DALLAS
DC/ PHILADELPHIA
PLANNED GROWTH MAP: 2029
STATEN ISLAND
NEW YORK
FORT WORTH
DALLAS
HOUSTON
AUSTIN
SAN ANTONIO


Our vision for the future...
= potential store
= grocery & wholesale product distribution
= direct to consumer distribution

Forward-looking projections are not guaranteed.

Following in the footsteps of IPO brands:

Citizens has a goal to grow its business profitably, use free cash flow as well as strategic capital injections to fuel our growth over the next 5 years. At this point, the company is projecting to have 40 stores across the country, producing $ 100 million in revenue by 2029 across our restaurants, retail and wholesale channels. Upon completing our projected growth pipeline, we hope to follow public brands who have successfully executed an IPO.


STARBUCKS - 3000+ stores
VALUATION: $112B
BLUE BOTTLE - 90+ stores
VALUATION: $700M+ (TRANSACTED)
BLUE BOTTLE
COFFEE
LA COLOMBE - 30+ stores
VALUATION: $900M+ (TRANSACTED)
La COLOMBE
Citizens
Using series A funding, Citizens
plans toreach 40 stores by 2029

Forward-looking projections are not guaranteed.

Our business model

The concept was born in Australia, the global leaders in specialty cafes, inspired by wellness-forward lifestyle, craft coffee, and embracing technology and innovation. Citizen's management team has proven experience from Australia's

management team has proven experience from Australia's leading brands in scaling the concept.

Industry Leading 'Store Level' Profitability of 18%

The breakfast restaurant industry is an extremely profitable sector due to its high customer demand, cost-effective ingredients, and quick service model. Breakfast items like eggs, pancakes, and coffee have low food costs but can be sold at attractive price points, leading to strong profit margins.*

Additionally, breakfast service typically involves faster table turnover, allowing for more customers to be served in a shorter time frame. This combination of low overhead costs and high volume sales makes breakfast restaurants a lucrative opportunity in the food and beverage industry.

Our traction

Citizens successfully completed an oversubscribed $1.2M crowd raise on Republic in 2021, which saw notable angels such as Randi Zuckerberg (Facebook, Zuckerberg Media, Hugg) and Sean Davis (MLS Captain) join Citizens as advisors.



Dont take it from us...
Listen to these guys
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Destination Brunch: Australian
GOTHAM
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Home & Real Estate
These Two Aussies Are Dominating the Brunch Scene in New York City


QSR
How One NYC Café Plan
Customers Into Owners
FOX 26 HOUSTON
Watch Live
FIRST LOOK: CITIZENS OF MONTROSE
First look at Citizens of Montrose in Houston
ARCHITECTURAL DIGEST
The 23 Most Beautifully Designed Modern Coffee Shops
of SoHo (New York City)
BROADSHEET
A New York-Based Australian-Owned Cafe Co About to Go Mainstream in the US – And The Have Found an Unusual Way to Fund Their Ex
DEPARTURES
Food
Meet the Australian Duo Taking Over New York's Coffee Culture
FINANCIAL REVIEW
Millennial Aussies put NYC cafe up for historic crowdfund

Real reviews from yelp

★★★★★ - **Ashley R.**

I am in love with this restaurant!!! So many **healthy vegan** and non vegan options. The over night oats were **spectacular!**

★★★★★ - **Jordana L.**

This place has been an almost **daily visit** since they opened in the neighborhood. **Friendly staff members**, excellent cold brew""

★★★★★ - **Gregory D.**

A go-to Australian inspired breakfast/brunch




spot with great coffee drinks as well as beer, wine, and cocktails. There's NOT one bad thing on the menu.
- Michelle W.
This has to be one of the best brunch spot ever! I came last week and it was such a cute spot to have brunch. I don't know why I've never been!! They have tons of vegan/vg/gf options too"
Tripadvisor
4.5 Stars - 119 reviews
Google
4.5 Stars - 1761 reviews
DOORDASH
4.7 Stars - 200 reviews
Citizens Of Chelsea

Why invest?

Over the past 8 years, we have spent our lives building this company and enjoying the ride along the way. We're developed as restaurant operators, but more importantly, have grown as people on our journey to see Citizens become one of the top breakfast brands in the country. We are excited to see where we can take this company, and to have you on the journey with us.


CITIZENS



Jusin Giuffrida (left), Andrew Geisel (right)

"We're so excited to share this journey with you all - nothing brings us more joy than to do what we love and have fun doing it."

-Andrew Geisel, Co-Founder